

January 10, 2024

Michael Chi Wai Woo
Chief Executive Officer
Eline Entertainment Group, Inc.
1113, Tower 2, Lippo Centre
89 Queensway
Admiralty, Hong Kong

> **Re: Eline Entertainment Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 000-30451**

Dear Michael Chi Wai Woo:

We issued comments to you on the above captioned filing on December 18, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 24, 2024.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction